PRESS RELEASE

February 13, 2006

FOR IMMEDIATE RELEASE

• WATER LICENCE ISSUED

• UNDERGROUND PROGRAM PLANNED FOR 2006

Vancouver – February 13, 2006 – Canadian Zinc Corporation  (“TSX-CZN”) is pleased to  report that the Mackenzie Valley Land and Water Board on February 6, 2006 issued Water License MV2001L2-0003 to Canadian Zinc Corporation in respect of underground development and the operation of a metallurgical pilot plant in the mill at the Company’s Prairie Creek Mine in the Northwest Territories.

The original Class ‘B” Water License was issued in September 2003 and had been the subject of a Judicial Review in the Federal Court of Canada.  As previously reported, in December 2005 the Court issued its Judgment directing the Water Board to reissue the Water License with the inclusion of additional language which had been agreed between the Company and the Minister of Indian Affairs and Northern Development.  The Water Board has now reissued the Water License incorporating the wording as per the Court Order.

Underground Program Planned for 2006:

Canadian Zinc plans to undertake a major exploration and development programme at the Prairie Creek Mine during 2006, including driving of 400 – 500 meters of new decline within the underground workings and carrying out about 10,000 meters of underground infill drilling.  The objective of this program is to better define the known mineral resource within the Main Zone and further explore for additional resources.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large (historical) mineral resource base totaling, as  currently known, 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

A more extensive description of the Company’s activities is available on the Company’s website at www.canadianzinc.com.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West, Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.